aKB

16014191

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45179

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: J.H. Lillian Securities Corp aKB

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
420 Lexington Ave - Suite 920
(No. and Street)

New York	NY	10170
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
212-935-2363
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Cornick Garber & Sandler, LLP
(Name – *if individual, state last, first, middle name*)

825 Third Ave	New York	NY	10022
(Address)	(City)	(State)	(Zip Code)

SEC
Mail Processing
Section
MAR 01 2016
Washington DC
411

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jonathan H. Lillian, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JH Lillian Securities Corp., as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions

Signature

President

Title

Suzette E. Wills

Notary Public

SUZETTE E. WILLS
Notary Public, State of New York
No. 01WI6331263
Qualified in Queens County
Commission Expires October 5, 2019

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

J.H. LILLIAN SECURITIES CORP.

FINANCIAL STATEMENTS

AND

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2015

J.H. LILLIAN SECURITIES CORP.

FINANCIAL STATEMENTS

DECEMBER 31, 2015

INDEX

Cornick Garber Sandler
Certified Public Accountants & Advisors

Report of Independent Registered Public Accounting Firm

Board of Directors
J.H. Lillian Securities Corp.

We have audited the accompanying statement of financial condition of J.H. Lillian Securities Corp. (the "Company") as of December 31, 2015, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended and the related notes to the financial statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The information contained in Schedules I, II and III have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Cornick Garber + Sandler LLP
CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
February 26, 2016

J.H. LILLIAN SECURITIES CORP.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2015

ASSETS

Cash	$	10,469
Prepaid tax expense		5
TOTAL	$	10,474

LIABILITIES

Due to related company		1,151
TOTAL		1,151

STOCKHOLDER'S EQUITY

Capital stock, no par value; authorized 200 shares; issued and outstanding 10 shares at stated value		7,000
Additional paid-in capital		41,723
(Deficit)		(39,400)
Total stockholder's equity		9,323
TOTAL	$	10,474

The notes to financial statements are made a part hereof.

J.H. LILLIAN SECURITIES CORP.

STATEMENT OF INCOME (LOSS)

FOR THE YEAR ENDED DECEMBER 31, 2015

Expenses:		
Dues and fees (net of $6,000 of reimbursed expenses)	$ 1,343	
Bank charges and miscellaneous fees	21	
Accounting	4,600	
Administrative support	600	6,564
Loss before other income		(6,564)
Forgiveness-of-debt income		1,000
NET LOSS		$ (5,564)

The notes to financial statements are made a part hereof.

J.H. LILLIAN SECURITIES CORP.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2015

	Common Stock		Additional Paid-in		Total Stockholder's
	Shares	Amount	Capital	(Deficit)	Equity
Balance - January 1, 2015	10	$ 7,000	$ 36,723	$ (33,836)	$ 9,887
Capital contribution by stockholder			5,000		$ 5,000
Net loss				(5,564)	(5,564)
Balance - December 31, 2015	10	$ 7,000	$ 41,723	$ (39,400)	$ 9,323

The notes to financial statements are made a part hereof.

J.H. LILLIAN SECURITIES CORP.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2015

(DECREASE) IN CASH AND CASH EQUIVALENTS		
Cash flows from operating activities:		
Net loss	**$**	**(5,564)**
Adjustments to reconcile results of net loss to net cash used in operating activities:		
Due from FINRA		**2,571**
Net decrease in accrued income taxes		**(25)**
Net decrease in due to related party		**(3,387)**
Net cash used in operating activities		**(6,405)**
Cash flows used in financing activities Capital		
Contribution by stockholder		**5,000**
Net cash provided by financing activities		**5,000**
NET DECREASE IN CASH AND CASH EQUIVALENTS		**(1,405)**
Cash and cash equivalents - January 1, 2015		**11,874**
CASH - DECEMBER 31, 2015	**$**	**10,469**

Supplemental disclosure:

Cash paid for income taxes:	$25

The notes to financial statements are made a part hereof.

NOTE A - Principal Business Activity

Organization

J.H. Lillian Securities Corp. is a registered broker-dealer of securities with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority. The Company engages in the private placement of securities on a best efforts basis.

NOTE B - Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared with accounting principles generally accepted in the United States of America ("GAAP").

Cash

Cash on the statement of financial condition is comprised of a commercial bank checking account. The Company's money market was closed in August 2015, and the balance was transferred to the Company's checking account.

Income Taxes

For federal and state income tax purposes, the Company has elected to be treated in the same manner as a partnership under the provisions of Subchapter S of the Internal Revenue Code. Under this election, the Company's profits and losses are reported on the personal income tax return of the stockholder and any income taxes thereon are payable by him. State minimum tax and New York City income tax are payable by the Company. The provision for income taxes is comprised of state minimum taxes of $25.

Related Party Transactions

The Company operates on the premises of a related entity under common ownership and receives certain additional administrative support from the related entity for a monthly fee of $433. At December 31, 2015, $1,151 was due to the related company.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE C - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the Company had net capital, less deductions for non-allowable assets, of $9,319 which was $4,319 in excess of the net required minimum capital of $5,000. The ratio of aggregate indebtedness to net capital was .12 to 1 at December 31, 2015.

NOTE D - Income Taxes

At December 31, 2015, the Company has New York City net operating loss carryforwards of $36,001 to offset future taxable income which may be earned through December 2028. The Company has recorded a valuation allowance equal to the $3,186 deferred tax asset resulting from the net operating loss. The valuation is due to the uncertainty of the Company being able to use this benefit to offset future taxable income. The Company will periodically evaluate the likelihood of realizing the benefit of such asset and will adjust such amount, accordingly, based on those results.

The Company is no longer subject to U.S. federal and state income tax audits for periods prior to 2012.

SCHEDULE 1

J.H. LILLIAN SECURITIES CORP.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2015

Net Capital:	
Capital stock	$ 7,000
Additional paid-in capital	41,723
(Deficit)	(39,399)
Total stockholder's equity before nonallowable assets	9,324
Less: Prepaid tax expense	(5)
Net capital	9,319
Minimum net capital required	5,000
Excess net capital	$ 4,319
Capital Ratio:	
Aggregate indebtedness to net capital	.12 to 1

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2014)

Net capital, as reported in Company's Part II (unaudited) FOCUS Report	$ 7,221
Adjustments	0
Net capital as per above	$ 7,221

J.H. LILLIAN SECURITIES CORP.

SCHEDULE 2 – COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2015

The Company is exempt from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

SCHEDULE 3 – INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2015

The Company is exempt from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

Cornick Garber Sandler
Certified Public Accountants & Advisors

Report of Independent Registered Public Accounting Firm

Board of Directors
J.H. Lillian Securities Corp.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) J.H. Lillian Securities Corp. (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Cornick, Garber, & Sandler LLP
CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
February 26, 2016

Cornick, Garber & Sandler, LLP
825 Third Avenue, New York, NY 10022-9524 T 212.557.3900 F 212.557.3936
50 Charles Lindbergh Blvd., Uniondale, NY 11553-3600 T 516.542.9030 F 516.542.9035
cgscpa.com

EXEMPTION REPORT

J.H. Lillian Securities Corp. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17C.F.R. 240.17a-5, "Reports to be made by certain brokers and dealers") This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The company claimed and exemption from 17 C.F.R. 240.15c3-3 under the following provisions of 17 C.F.R. 240.15c3-3(k)(2)(i);

2. The Company met the identified exemption provisions in 17 C.F.R. 240.15c3-3(k)(2)(i) throughout the most recent fiscal year without exception.

J.H. Lillian Securities Corp.

I, Jonathan Lillian, affirm that, to the best of my knowledge and belief, this Exemption Report is true and accurate.